Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Wallbox N.V.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

N94209108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N94209108	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons Seaya Ventures II, Fondo De Capital Riesgo
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Spain

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 11,505,865
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,505,865

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,505,865
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.3%
12	Type of Reporting Person FI

CUSIP No. N94209108	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons Beatriz González Ordóñez
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Spain

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 11,505,865
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,505,865

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,505,865
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.3%
12	Type of Reporting Person IN

CUSIP No. N94209108	Schedule 13G	Page 3 of 7

1	Names of Reporting Persons José María Múgica Murga
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Spain

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 11,505,865
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 11,505,865

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,505,865
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 8.3%
12	Type of Reporting Person IN

CUSIP No. N94209108	Schedule 13G	Page 4 of 7

ITEM 1.	(a) Name of Issuer:

Wallbox N.V. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Carrer del Foc, 68, Barcelona, Spain 08038

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Seaya Ventures II, Fondo De Capital Riesgo

Beatriz González Ordóñez

José María Múgica Murga

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is Calle Alcala, numero 54, Madrid, Spain 28014.

(c)	Citizenship of each Reporting Person is:

Seaya Ventures II, Fondo De Capital Riesgo is organized under the laws of Spain. Each of Beatriz González Ordóñez and José María Múgica Murga is a citizen of Spain.

(d)	Title of Class of Securities:

Class A ordinary shares, nominal value €0.12 per share (“Class A Ordinary Shares”).

(e)	CUSIP Number:

N94209108

ITEM 3.

Not applicable.

CUSIP No. N94209108	Schedule 13G	Page 5 of 7

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Ordinary Shares of the Issuer as of December 31, 2021, based upon 138,245,117 Class A Ordinary Shares outstanding as of January 21, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Seaya Ventures II, Fondo De Capital Riesgo	11,505,865	8.3%	0	11,505,865	0	11,505,865
Beatriz González Ordóñez	11,505,865	8.3%	0	11,505,865	0	11,505,865
José María Múgica Murga	11,505,865	8.3%	0	11,505,865	0	11,505,865

Seaya Ventures II, Fondo De Capital Riesgo is the record holder of the Class A Ordinary Shares reported herein. Ms. Beatriz González Ordóñez and Mr. José María Múgica Murga share investment and dispositive power over the securities held of record by Seaya Ventures II, Fondo De Capital Riesgo. As a result, each of the Reporting Persons may be deemed to share beneficial ownership over the securities reported herein.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. N94209108	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2022

Seaya Ventures II, Fondo De Capital Riesgo

By:	/s/ Juan González del Castillo
Name:	Juan González del Castillo
Title:	Managing Partner of Seaya Capital Gestión, SGEIC, S.A. acting on behalf of Seaya Ventures II, Fondo De Capital Riesgo

Beatriz González Ordóñez

/s/ Beatriz González Ordóñez

José María Múgica Murga

/s/ José María Múgica Murga

CUSIP No. N94209108	Schedule 13G	Page 7 of 7

Exhibit No.	Description

99	Joint Filing Agreement.